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                                        Filed Pursuant to SEC Rule 425
                                        Filing Person:  UtiliCorp United Inc.
                                        Subject Company:  Aquila, Inc.
                                        Target's File Number 1-16315

The following is the transcript of a presentation that UtiliCorp United Inc. gave to analysts on November 15, 2001 regarding UtiliCorp's exchange offer for the 20 percent of Aquila, Inc. that UtiliCorp does not already own.

                              UTILICORP UNITED INC.

                              MODERATOR: BOB GREEN
                                NOVEMBER 15, 2001
                                  7:00 A.M. CT

Operator: Good day, and welcome to the UtiliCorp conference call. Today's call is being recorded. We will be going live shortly to Bob Green, President and Chief Operating Officer, with UtiliCorp United. Please continue to stand by.

Ellen Fairchild: Good morning. I'm Ellen Fairchild, Vice President, Investor
     Relations. And also with us today, we have Neala Clark, Director of Investor Relations. Dan Streek, CFO, and Bob Green, President and COO of UtiliCorp, Chairman of Aquila.
     And with that, I'll go ahead and have Bob come up and we can get started.

Bob Green: Good morning. Please continue to gather your breakfast. And we'll begin the presentation this morning and talk about why we've made this shift in our approach to executing the Aquila strategy.

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     And I want to break it down to really three major parts. The first is just to review the rationale behind the IPO and the success of the IPO of Aquila. Then secondly, talk about the dramatic changes that have occurred in the energy markets and the capital market since April 24th. And then talk about the transaction and the strategy going forward.

     But just to give you the sound bite up front, we believe this is a better, lower risk path to the same place in terms of executing the ILA strategy. And that's the case we'll make here this morning.

     As I said, we're going to talk about the IPO. And if you'll remember, back in April, we saw an opportunity to crystallize the value of Aquila. It was effectively buried inside a utility multiple. And there was a dramatic differential in merchant multiples to utility multiples. We believe that was a tremendous success.

     It also substantially raised the profile of our merchant strategy, the Aquila name in the financial community, as well as our client community. In front of clients today, I mean, we're mentioned in the same breadth as Dynegy, Duke, Enron, El Paso. And we believe we have seen that to be a significant advantage in terms of our marketing effort in front of our client base.

     It also provided us an opportunity to raise some very efficient capital at the time. So when we look back on the idea, even though we're not moving ahead with a spin, we think that was a tremendous success in furthering the Aquila strategy.

     And this bar chart depicts what we were able to crystallize in terms of the market value of Aquila. You can see the yellow is the public portion, the red is the UtiliCorp portion of Aquila. And on May 21st, that value really peaked. And what we've seen since then is a deterioration, a collapse and, in fact, a reversal in multiples in terms of utility multiples and merchant multiples.

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     And as we go forward, we're talking about a 15-percent growth rate. And I think if you'll compare that to the peer group, you've Duke at 10 to 15 percent. You've got El Paso at 15 percent. Dynegy is talking about a 15 to 20-percent growth rate. And we think 15-percent growth is a very attractive growth rate for an investor in this space. And we think, with a recombined balance sheet, we can pursue that growth rate at a lower-risk profile for investors.

     So we're trying to optimize the risk/reward relationship as we execute the Aquila strategy going forward. And if we can get a PEG of one on that 15-percent growth rate, then we're highly confident we can achieve that 15-percent growth rate. And if you did the math on the recombined company and you saw that 62 percent of the earnings come from Aquila and that's growing at 25 percent, the simple math would lead you to a higher growth rate.

     We think in the current environment, we can target 15-percent growth and deliver that at a lower-risk profile. And that's a better path for investors in terms of creating shareholder value in the merchants' strategy. And here, you can see the relative performance of Aquila, UtiliCorp and how the merchant index is falling off in the reversal of the P/Es in the space.

     I think you're probably more familiar than we with the change in market conditions, the weakening economy and the fact that today, the equity markets are closed for a company like ILA. That is a very important difference from where we stood in April.

     And as we look at the current environment, we see a number of opportunities to acquire assets and an attractive value. And we believe it is important to position ILA to capitalize on those opportunities in the marketplace. With capital markets closed, many players are having to monetize assets to fund their growth. I think everybody has seen that. And we need to position ILA to capitalize on those opportunities.

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     This recombination provides another $2.6 billion in equity, in addition to
     ILA's $770 million of equity, so that we can target investments in the 400 to $800 million range. ILA cannot execute on those opportunities in the current markets with equity not being an option.

     Now, those are the macro events clearly in the merchant space. We've had a number of events that have a bit of a cloud over the merchant space - the California crises passing, the regulatory fallout, a perception of a capacity glut.

     And as we've described, with Aquila's strategy you have to look at the region, at the particular location to understand supply constraints and transmission constraints. We see plenty of opportunity to continue to build Aquila's capacity services position.

     And when you look at the relative size of Aquila, again, we think that's a significant advantage in terms of achieving the growth and managing the risk. We don't need to develop or acquire a lot of megawatts to hit our growth targets. We can be very selective in growing the business.

     And the two growth engines we talk about in the IPO are performing extremely well. In the third quarter, our client service business, it's a group that provides total risk management solutions, net power cost hedges, gas cost hedges, up 60 percent. Capacity services was up 80 percent. Those are the growth engines that this recombined balance sheet will support.

     And I think I've hit on the capital markets and the benefits of the recombined balance sheet in terms of executing the ILA strategy going forward.

     Now, as we looked at opportunities in the marketplace, it became clear to us that most of those opportunities would be of a size greater than $350,
     $400 million and that ILA ..... that this would be a
     once-in-a-commodity-cycle buying opportunity to acquire assets at attractive valuations as we look out over the next six to 12 months. We realized that the equity markets were closed. So

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     the board reconsidered our options. And we looked at all the options we could pursue in terms of the ILA strategy.

     We looked at the recombination and ultimately chose the recombination path. But we also looked at maintaining the current structure. We didn't believe that was an attractive option for ILA holders to hold a small stub with little liquidity in the marketplace. We felt we needed to strike a fair exchange, allow the ILA holders to continue to hold a position in the ILA story, with a tax-free exchange at a premium to the exchange rate that existed at the date of the IPO. And we think again, this is a better path to the same place in terms of executing the Aquila strategy.

     In terms of the transaction, there are really four key data points. It's a 15-percent premium to the prior day market close. OK. That's a very attractive premium if you look at comparable transactions. At that premium, ILA holders will have done better than any other investors in the space. The ILA business model has delivered. It's two years ahead of commitments in the prospectus.

     Relative to this year's actual performance, we're one year ahead of commitments in the prospectus with regard to '02 consensus. So if you look at that and you also realize that the exchange ratio offered is a premium to the exchange ratio that existed on the date of the IPO, we believe this is a very fair offer.

     We started on the West Coast and have moved east. Investors have received this very well. Not a single investor has suggested we should spin ILA in the current market. And we've had very little push back on price. So we believe we've struck a very fair transition and are providing ILA shareholders a better path to the same place in terms of value creation.

     We are going to hold the dividend at $1.20 on a recombined basis. That's a pay out ratio of 40 percent. We think that is the prudent course in the current environment.

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     In terms of timing, we'll be filing the S-4 within the next week. As soon as we go effective, the offer will be out there for 20 days. It is contingent on 50.1 percent of the outstanding shares being tendered. And then, we would move to a short form merger and hope to complete the transaction by the end of January.

     Well, let's talk about the strategy going forward. When you look at the - at the combined company, it continues to deliver results and improve performance year over year. And we will be going out under the Aquila name. That's symbolic of the shift in strategy to emphasize Aquila's merchant strategy and to use the broader balance sheet to fund and support that strategy.

     But if you look at this growth rate and the returns on equity against the peer group, I think you'll find that it's very attractive in terms of absolute growth and return.

     As we internally debate strategy, we like to look back at what people have actually done and then, talk about, as I'm sure you do, what strategies have truly created value. I mean, it's one thing to grow a company. And quite another thing to create shareholder value while you grow the company.

     If you stack UtiliCorp's strategy up over the past five years, you'll see very few companies have exceeded our total return to shareholders. It's just under 100 percent. El Paso is at 120. And clearly, there are two players that have knocked the ball out of the park. And our hats are off to them. Those are Calpine and Dynegy.

     And as we think about the next five years, we think about how you distinguish yourself? We've delivered some decent results over the last five years. But we believe over the next 12 to 24 months, there are going to be some very attractive opportunities to pick up assets. The recombined balance sheet will allow us to do that.

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     And with Aquila's commercial platform, we have the capability to optimize those assets and few in the marketplace have that type of capability. And that's really the way you distinguish yourself and create returns like Dynegy has. I mean, the Illinova transaction was just a tremendous acquisition for Dynegy and drives a lot of that performance. Over the next two years, we would hope to make some very good acquisitions to elevate our performance over the next five years.

     And I think we've also seen here, scale is not essential. We've clearly gained scale over the last five years. We clearly have a much better platform from which to grow going forward than we did five years ago. But you'll see some of the larger players don't necessarily perform better when you talk about total return to shareholders, which we believe is the ultimate yardstick.

     Now, what's happened to this company over the last five years is a transition to growth and to opportunity, as the markets have deregulated. And you'll continue to see that transition. In terms of assets, on the recombined basis, it's 50-percent Aquila, but in terms of earnings, 62 percent. So grow that 62 percent at 25 percent growth. We've never been more confident about the Aquila business model. It's over delivered on the prospectus commitments.

     And we continue to see tremendous demand for Aquila's risk management products. And I think that's been demonstrated every quarter this year. But if you grow the 62 percent at 25 percent and we make a couple of smart
     acquisitions....we've become Aquila. We've executed the Aquila strategy, taking it down a different path, using the combined balance sheet.

     This just gives you a sense for the growth rate. Now, last year, we grew, in terms of reported earnings, at 26 percent. This year, the consensus has us at 32 percent. We don't plan to continue that type of growth. But as we monetize assets, there's tremendous value to be harvested on this balance sheet. And we'll continue to do that and re-deploy the capital in higher growth assets and are very confident we can deliver the 15-percent growth.

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     In terms of the EPS growth, as you know, there is some debate about what is a one-timer. And as we monetize assets--as we rationalize them, optimize them and monetize them, at times it gets a bit lumpy. But any way you look at it, we've delivered on the growth rate. Whether you want to strip out Uecomm - the Uecomm gain and the Aquila gain or whether you leave it in, we're growing well above 19 percent - or well above 15 percent and highly confident we can deliver on the 15 percent going forward.

     There's been some discussion of the $1.60, excluding Aquila. And again, this is to bring some visibility to that number. And if you take a look at the year-to-date 55 cents, you add the fourth quarter, the Midlands transaction adds, at a minimum, 25 cents. We have eliminated - already eliminated the 29 cents in expenses.

     With the consolidation of Quanta, we add another 12 cents. And the 21 cents is just executing on the growth rate we've delivered over the last five years. So, we are highly confident we can get to that $1.60 and when you combine the companies and we look into '02, very comfortable around the $2.93 range. And you can see how we get there. If you add Aquila and then, take into account the share exchange, that puts you at $2.92.

     That concludes the formal presentation. And we'd be happy to entertain questions. .

Q: Bob, in the third quarter, I guess Aquila entered into a credit agreement with the parent, UCU. The letter of credit that I saw in the disclosure. And I was wondering why you did that and if that has anything to do with this tender? Are there any liquidity issues in the quarter and that - those kind of issues?

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Dan Streek: The reason why we entered into that agreement is we were in the process of setting up a stand-alone line of credit for Aquila. And the market, right now - the bank market right now, is a little choppy. So we had planned on delaying that into the early part of 2002. But, as part of the transition agreement, we just utilized the resources of UtiliCorp in that interim period.

Q: And I guess this is along the same lines. But if you could elaborate a bit more about what the banks are concerned about. And you talked a bit about the balance sheet and the concerns in the credit markets. If you could just elaborate for us some more detail what they are, where you're at.

Dan Streek: Well, obviously, currently, the banks are somewhat concerned about a lot of the events surrounds Enron, a lot of the headlines are on that and some other headlines around AES and Constellation. Those type events have caused a lot of questions in the market, really has depressed stock prices, which all of you, of course, know, which is basically, kind of, shut off for ILA on the equity side of the market. The tech side of the market is open but it's limited.

     And we want to grow responsibly with both - tapping both sides as we grow because credit ratings are important, even more important in today's market. And we believe a balance approach, tapping both sides of the capital market is the way to grow the company responsibly.

Q: Yeah. Two questions. First, can you discuss why you chose to do the buy-in through a tender offer as opposed to, kind of, a minority board vote?

Bob Green: I assume you're talking about why we don't have an independent committee? And we will be appointing counsel for the public shareholders and have worked with, you know, our counsel to determine the most affective way to complete the transaction in the fairest way.

     And essentially, the public shareholders will have a law firm representing them and a financial advisor. And they will be independent from the Aquila directors and will render their advice

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     accordingly. And there really isn't a need - this is an offer from
     UtiliCorp to those public shareholders. And there isn't a need for independent directors or an independent committee under Delaware law. And this process will allow them to be independently represented and receive independent advice.

Q: OK. One other question with respect to UtiliCorp--with the board and Aquila. Can you discuss what you've presented to the rating agencies in terms of UtiliCorp's credit going forward and how you get the $400 to $800 million number in terms of acquisitions you can afford? I mean, get a little more flavor on how, specifically, you have more buying power?

Dan Streek: Well, just first with the credit agencies, we discussed with each of them, Fitch, S&P and Moody's, the pro forma recombined company prior to the announcement of this transaction. And they are comfortable with the recombination in terms of a rating going forward, just affirming the same rating already in place.

     In terms of the $400 to $800 million of opportunities, those are what we're seeing from the market today as assets are coming to the market for sale. And there's quite a bit of activity along those lines from investment banking houses coming to us.

Q: Just to clarify, to the degree you made a $400 to $800 million acquisition at UtiliCorp, could that be funded just with debt or would you need to issue equity at UtiliCorp to fund that?

Bob Green: That could be funded off the recombined balance sheet without a need to issue equity. And that's one of the primary reasons why we think this recombination makes sense. We don't want to have a gun to our head and have to go to the equity markets. We want to be able to capitalize on these opportunities and time, you know, when we would go to the equity markets. We've got substantially more capacity on a recombined balance sheet.

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     And working at these transactions is really what precipitated the analysis and the ultimate decision to recombine the balance sheets. We are doing all kinds of gymnastics to allow Aquila to make a bid on some of these assets. And it just led us to the conclusion we'd be much better off if we recombined the balance sheets, especially since Aquila is ahead of its plan. And when you recombine the companies, because of Aquila's success, there's 62 percent of the earnings.

Q: You talk both about acquisitions and asset rationalization--potential sale.
     I wonder if you could talk a little bit about what it is you have that you might sell and is the sale of assets contingent upon seeing something that you want to buy or vice-versa?

Bob Green: There's a balance we need to strike between stable cash flow and growth opportunities. And we're going to manage that over time and monetize the assets where we feel like, you know, we've optimized them. There's not a lot of upside going forward.

     So as you look at some of the network businesses that we've bought and optimized and where we've enhanced the value, there's an opportunity to monetize them over time to fund and - the Aquila strategy effectively.

     And I don't think we have to see the opportunity to realize the monetization. I mean, we've done that in Australia twice now, with the float of United Energy & Uecomm. And we'll continue to do that. And we'll continue to shift capital from optimized lower-growth assets to higher-growth opportunities while maintaining a critical mass of stable cash flows.

Q: Going forward... number one, what acquisitions are you talking about - anything to do with Enron? You mentioned that there's a lot of pieces of Enron for sale. And secondly, what happens if you don't have over 50 percent tendered on your offer, which would raise the price of the offer?

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Bob Green: Let me just answer the second question. No intent to raise the price of the offer. With the reception we've received across the country from Aquila investors and in the rationale I laid out, you couldn't make a case to the UtiliCorp board to raise the offer. So no intention in that regard.

     With regard to acquisitions, yesterday we were hearing Enron had $4-and-a-half billion worth of assets up for sale. Today, I read it's eight billion. Clearly, there'll be some assets we'll review in that sale. But other players are bringing assets to the market. Again, because the equity markets are close, to fund their growth, to hit their targets, they need to monetize projects. And that fits the Aquila model perfectly.

     So we think we're entering a one-in-a-commodity-cycle buying opportunity. And recombining the balance sheets gives us a great deal more flexibility to capitalize on those opportunities.

     But it will be peaking generation, peaking gas storage, as we've described, from the IPO for Aquila but also, assets like GPUI and with a lot of structured contracts around assets. And we can pick apart those contracts and optimize the asset real time. There's some significant upside to the way they've been structured by IPP developers to really, sort of, run steady state under that contractual structure. We've had a lot of success with the GPUI acquisition and would like to replicate that.

Q: Hey, Bob, could you talk about--in the vein of asset sales--the potential to sell U.S. Network businesses? Obviously, that's the heart and soul of what started UtiliCorp, you know, way back when and I'd guess ..... yes or
     no. But would you call that a sacred cow that couldn't be sold necessarily? And then, secondly, could you provide us just an update on the Midlands transaction with GPU-FirstEnergy having closed? Have you gone to final contract, et cetera?

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Bob Green: It is not a sacred cow. We're going to monetize low-growth assets.
     And there are opportunities and ways to monetize the U.S. utility. And I think you've seen others do that. So we're in the business for shareholders and creating shareholder value.

     Markets change and we're not going to be confined by any, sort of, legacy position, I suppose. And we think there's a significant upside in de-capitalizing a lot of those network investments and an opportunity to raise the return substantially with less capital invested and really bring to the table our skill set in optimizing and managing the network and tying up as little capital as possible in controlling the network. And we've seen that occur in Australia. And we would plan to execute that strategy elsewhere.

     And then, Midlands was the second question. With the FirstEnergy-GPU merger complete, we're on our way to receive regulatory approval in the next 90 days and close the transaction. We'll invest $180 million. That'll provide an incremental $31 million of net income next year, 25 cents plus accretive. If you put a 45/55 equity-debt ratio on that, you get a 36 percent return on equity, a very attractive investment. It has an interest in the Teesside Power Plant. I understand that's on Enron's sell list. So there's an opportunity there with Teesside to acquire more of that plant.

     I think Midlands has a 33-percent interest in that plant. We think it gives us a position right in the center of UK. There are - there are seven contiguous......... So when we think about shared services, it's a general rule that there is roughly $50 million of savings in sharing and operating the networks as one. We've got a lot of upside that's not in the base model. There are opportunities to refinance debt at the Midlands level. So we've got a lot of opportunity to optimize that investment beyond the base case economics that we've shown the market.

Q: Given what you said moments ago about the lack of intention to raise the Aquila offer, given the tightening in derivative markets with the Enron situation, and given the lack of private liquidity in the banks that you spoke of earlier that required Aquila to resort to money from upstairs, how do

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     you ensure that the Aquila business model remains viable? If shareholders don't accept the present offer, where do you go from there?

Bob Green: We just continue to execute in the current structure and, you know, provide the funding to execute the strategy. We just think it makes a lot more sense for an ILA holder to accept a tax-free exchange and not be put in a position of holding a stub with little liquidity.

Q: Just going back to your point earlier on fundraising, how much money for an acquisition do you think Aquila could raise in the debt markets right now, on Aquila's balance sheet, that is?

Dan Streek: Aquila, right now, has about $150 million of debt. So we could probably do $200 or so million on our own.

Q: What's your capital structure like, 45 percent debt to cap, something like that?

Dan Steek: Right. The key - the key thing on Aquila's rating is not so much like FFO coverage or traditional type of credit metrics. It's primarily equity as a multiple of VA, but calculated a little bit differently than how we do it each day. And that's pretty much the key on a rating on a - on a merchant company.

Q: And then, how much do you think UCU, on its own, could add to the debt balance sheet right now and asset balance sheet?

Dan Streek: On a recombined basis, the equity piece of UtiliCorp's capital structure is about 56 or so percent. So they would be well positioned to take on a little bit more debt, probably in the neighborhood of $700 or $800 million before you'd need to go to the equity markets. But, of course, we would obviously discuss those things with the rating agencies as we normally do before we engage in that type of activity.

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Q: OK. I guess I'm just a little confused. Given the size of UtiliCorp versus
     Aquila, the amount of debt you can raise by combining the two doesn't seem that overwhelming in size, given Aquila's size. I mean, you can add $250 million to Aquila's size and that would seem to be much more in the amount of percentage of assets they do to a percentage growth to Aquila versus UtiliCorp. But what...

Dan Streek: Yeah. What UtiliCorp also has, which ILA does not have, is a little bit more depth in terms of the capital markets than what ILA has. So they have a greater ability to issue things other than just straight tax. It could be convertibles. It can be also equity. And we don't think that that's really available on the ILA to any great degree. And that provides, is what I've said, a balanced, responsible way to fund acquisitions.

Q: OK. So we shouldn't be surprised, as future UtiliCorp holders - I mean, you're not just doing it to raise an extra $400 million, $500 million in debt? It would be equity - something bigger, something with equity and debt?

Bob Green: Right.

Dan Streek: Something more expansive than that. And we look at - we look at all acquisitions on a balanced structure. That includes both equity and debt. It's probably the best way to analyze acquisitions. That way, you don't lull yourself into getting intoxicated with a return that's just better than your after-tax debt costs. All our acquisitions are justified based on that economics.

Q: And just given Aquila's free cash, which is pretty good, you would think that you're looking for acquisitions more near term than long term because if you were going to wait 12 months, Aquila, in theory, would have more free cash flow and be able to raise more debt. So we should be

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     thinking something fairly short term on a combined basis once this deal closes, as far as acquisitions. Otherwise, there wouldn't be a hurry to do this deal.

Bob Green: Right. I think we're very excited about the near-term opportunities for the recombined company.

Q: OK. Thanks.

Bob Green: And let me just - I would also point out that our ability to grow the client business is somewhat a function of our balance sheet and equity. And that business has grown at a far greater rate than we anticipated in the IPO. So our ability to do net power cost hedges for utilities, where we bundle guaranteed generation, weather derivatives and commodity price protection and put a box around that volatility on their income statement, as we grow that portfolio, we can do that more aggressively off a larger balance sheet.

Q: Can you be a little more specific about how at risk the near-term ILA stand-alone EBIT targets and growth rates are, the ones you were giving us at the beginning of the month, how at risk they are if you can't complete this exchange offer at the - you know, the current ratio?

Bob Green: Well, I don't think they're at risk. In terms of hitting the ILA numbers, whether it's this year's consensus numbers or next year, we're highly confident the business model can deliver that performance. And I think you've seen it in the health of the client service EBIT line and in capacity services in the third quarter. In the face of declining price and volatility, client services and capacity performed extremely well.

     So this transaction isn't about hitting near-term numbers. It's about capitalizing on strategic opportunity. And we have a window of opportunity in terms of buying assets, sort of, a once-in-a-commodity-cycle opportunity. But we also have a window of opportunity in terms of market

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     share, given two of our largest competitors are focused on a - on a transaction. We see a significant opportunity in front of our clients to take market share. And we can be more aggressive in that regard with a recombined balance sheet.

Q: Hey, Bob. Maybe just to clarify that last point, can you tell us if you'd be able to hit the Aquila EBIT targets absent any acquisitions, let's say, in the horizon you've laid out--the next year and six months or so?

     And then, two other questions, if I could. First, I don't think your mindset has changed much on this. But can you remind us, sort of, your feelings on the acquisitions in the network business here in the U.S.?

     And then, lastly, in the vein of a little familial competition, can you just tell us how you'll run this company differently than the way Rick did?

Bob Green: OK. With regard to - what was the first question? I've got the network question and the Rick question.

     Aquila EBIT targets, that's right. The Aquila EBIT targets, we can hit those all in the same game plan we laid out in the IPO. And we talk about $400 to $500 million in capital, about 200 million of that going into the Aquila capital business. We've got a great backlog of business in this environment. There's a greater demand for those services. And then, the 300 million is really principally in capacity services, where we're developing peaking generation projects and some gas storage projects.

     So that capital delivers the 25-percent growth. We - it does not require acquisitions. These acquisitions would be opportunistic at this point in the cycle where we think we'll be able to see some attractive values. And it would be incremental.

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     In terms of the network business in the U.S., it just doesn't provide an opportunity to create shareholder value. The regulatory regimes in the U.S. confiscate any value you create basically. So we have no interest in investing in the U.S. regulated assets. There'd have to be a dramatic shift in regulation. We'd have to see an upside.

     In terms of how I would operate this company, I think it's to build off the past. I mean, if you look back five years ago at the kind of platform we had...we had consultants coming in and telling us, we couldn't grow Aquila and that we should sell it. Today, we have a tremendous merchant franchise from which to grow.

     With regard to the international networks, I mean, we had one in Canada. And today, we've got seven million customers in four countries. We've got a platform where we can extract significant synergies and harvest value to fund the higher growth strategy. So, I think going forward, you're going to see a continued discipline and focus on driving shareholder value. And that's what it's all about in the end of the day. And we think we've delivered over the past five years. And we would expect to deliver that more over the next five years.

Q: Just to clarify a point made earlier, the question if the tender didn't go through, which you fully intend to do. But did you suggest that absent that, that you would now no longer intend to do a full spin, that if the tender was not successful that people would just own the stub position and the expectation of the full spin within a year of the IPO, we should no longer expect that to occur?

Bob Green: Essentially, you're correct. Yeah. We think the opportunities....
     UtiliCorp is going to have to recombine the balance sheets in one way or another to capitalize on these opportunities. And this is the most efficient and attractive way to utilize the recombined balance sheet. There are other ways.

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Bob Green: All right. Thank you for coming this morning. And we'll be sticking around for a few questions, if there are more.

                                       END

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposal by UtiliCorp to make an exchange offer to the public shareholders of Aquila, UtiliCorp United Inc. will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.